June 10, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Gyroscope Therapeutics Holdings plc

Request to Withdraw Registration Statement on Form F-1

Registration No. 333-255319

Ladies and Gentlemen:

Gyroscope Therapeutics Holdings plc (the “Company”) respectfully requests, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), the immediate withdrawal of its Registration Statement on Form F-1 (Registration No. 333-255319), initially filed with the Securities and Exchange Commission (the “Commission”) on April 16, 2021, together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because it does not plan to pursue a public offering in the United States at this time. In addition, none of the Company’s securities were sold pursuant to the Registration Statement.

The Company also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Very truly yours,

/s/ Jessica Stitt
Jessica Stitt Chief Financial Officer Gyroscope Therapeutics Holdings plc